                              [FOR INFORMATION ONLY


         This registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment.

         As filed with the Securities and Exchange Commission on _____________.]

--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                            ConMat Technologies, Inc.
                 (Name of Small Business Issuer in its Charter)


            Florida                                      23-2999072
-------------------------------             ------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)


Franklin Avenue and Grant Streets, Phoenixville, PA        19460
---------------------------------------------------      ---------
(Address of Principal Executive Offices)                 (Zip Code)

                                 (610) 935-0225
                            -------------------------
                            Issuer's Telephone Number

        Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                        Name of Each Exchange on
 to be so Registered                        Which Each Class is to be Registered
 -------------------                        ------------------------------------
 Common Stock                               Nasdaq OTC Bulletin Board

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT


                                     PART I


Item 1.  Description of Business.

General

         ConMat Technologies, Inc. ("ConMat"), formerly known as EPL Systems, Inc., was incorporated in Florida in 1989. ConMat is not an operating company and does not have significant assets or conduct significant business except through its wholly-owned subsidiary. In December 1998, ConMat acquired 100% of the common stock of Polychem Corporation ("Polychem") from The Eastwind Group, Inc. ("Eastwind"). See "Acquisition of Polychem." ConMat's strategy is to build a material technology company focused on the development and manufacture of proprietary custom engineered plastics and composite products to industrial end users with a special emphasis on the wastewater treatment marketplace. ConMat's acquisition of Polychem is the first step in executing this strategy. ConMat plans to execute a growth strategy combining internal new product development and corporate acquisitions. The principal executive offices of ConMat are located at Franklin Avenue and Grant Streets, Phoenixville, PA 19460. The telephone number is (610) 935-0225.

As of February 28, 1999, ConMat and Polychem have a total of 76 full-time and 0 part-time employees.


Acquisition of Polychem

On December 8, 1998, ConMat acquired 100% of the common stock of Polychem from Eastwind. The basic structure and terms of the transaction were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (i) 1,000,000 shares of newly issued common stock of ConMat and (ii) 1,333,333 shares of newly issued Series A convertible preferred stock of ConMat ("Series A Preferred Stock").

         o        ConMat assumed and discharged the following liabilities of
                  Eastwind: (i) $160,000 owed to Paul DeJuliis, discharged by the issuance to Paul DeJuliis of 53,333 shares of Series A Preferred Stock; (ii) $100,000 owed to Clifton Capital, Ltd., discharged by the payment to Clifton Capital, Ltd. of $100,000; and (iii) $500,000 owed to Mentor Special Situation Fund, L.P. ("Mentor"), discharged by the issuance to Mentor of 166,667 shares of newly issued Series B preferred stock of ConMat and plus Series B Warrants to purchase 166,667 shares of common stock. In addition, Mentor Management Company exchanged warrants to purchase 30,000 shares of Eastwind common stock for warrants to purchase 30,000 shares of ConMat common stock.

         o At closing, Eastwind issued to Polychem a promissory note in the amount of $940,000 to evidence the outstanding amount owed by Eastwind to Polychem for prior advances, secured by the pledge of 313,333 shares of Series A Preferred Stock. This amount has been deemed uncollectible and accounted for as distributions by Polychem to Eastwind either in the form of dividends or returns of capital.
Polychem

General. Polychem is a wholly-owned subsidiary of ConMat. Polychem was originally formed in February 1995 by its former owner for the purpose of acquiring substantially all of the assets and business of The Polychem Division of The Budd Company. Polychem, which has been in business since 1955, develops and manufactures custom engineered plastic molded products which are marketed primarily to wastewater treatment plants, as well as to other industrial users.

Products. Polychem engineers and produces an extensive line of plastic molded products that are used in a broad array of industrial markets. Polychem's typical products include, among others, complete non- metallic rectangular clarifier component systems for water and wastewater treatment operations. These systems are comprised of non-metallic chain, sprockets, stub shafts, wear shoes and other products fabricated to customer specifications; cast nylon elevator buckets for the handling of foundry sand, aggregate, and glass cullet; phenolic sprockets and pulleys for agricultural and mining equipment; bearings for steel mills; extruded thermoset profiles for aircraft applications; and molded conveyor chains and accessories for food packaging, water and wastewater treatment and other material handling applications. Most of the nylon buckets, steel mill bearings and table-top conveyor chains are sold as off-the-shelf items to steel mills and distributors. The Majority of the balance of Polychem's products are produced for use in a complete system of wastewater treatment clarifier equipment that Polychem sells to its customers. Such a complete system is usually built to customer specifications and sold under an order selected from competitive bids. The reaction injection molded ("RIM") nylon products and the injected molded products account for between 80% and 90% of Polychem's sales; compression molded products comprise the balance of the business.

Manufacturing Processes. Polychem's plant is equipped and organized to handle three distinct manufacturing processes by which its diverse line of products is fabricated. Polychem's various products are more easily categorized by these three processes rather than by product type because each of Polychem's many products is created through only one of the following processes:

         o RIM molding, which produces nylon buckets, stub shafts, and sprockets. In RIM molding, a compound containing a catalyst and a compound containing a promoter are mixed in the mold where a reaction takes place; the combination and percentage of base chemicals and additives determine the properties of the final product;

         o Compression molding, which produces phenolic steel mill bearings, timing gears, timing pulleys and other molded products. In the compression molding process, phenolic macerate or phenolic laminate is placed in heated molds (approximately 325 degrees) and cured for a specific period of time at pressures up to 3000 PSI; and

         o Injection molding, which produces engineered resin parts used for wastewater drive and collector chain, and tabletop conveyor chain. In injection molding, engineered plastic materials are melted and injected into the mold at a controlled temperature and rate. Once in the mold, the plastic is cooled to a shape reflecting the cavity.

Polychem's plant is laid out so that each of its manufacturing processes occupies a separate location. In the Molding Department, products are molded in batches and then sent to the Fabricating Department as complete orders for machining and assembly. Raw materials for all of the manufacturing processes are stored in tanks inside and outside the facility. Polychem's plant operates on a three-shift basis. Most of the employees have been trained to operate all of the various equipment in their departments, which gives Polychem additional flexibility in scheduling personnel to meet production needs as they arise.

Marketing and Customers. Originally the manufacturer of a complete line of industrial laminates, automotive timing gears, vulcanized fibre and teflon and silicon tape, Polychem has in recent years shifted its focus to manufacturing products designed for the wastewater treatment market, and presently the revenues from wastewater products comprise 85% of Polychem's annual sales volume. The wastewater treatment market is global in nature, and Polychem presently sells product internationally in Western Europe, Asia and South America and is expanding into Eastern Europe, the Middle East and Africa.

In addition to non-metallic clarifier component systems for wastewater treatment, Polychem markets its traditional products (such as plastic chain, compression molded phenolic and injection molded plastic components, RIM-processed nylon buckets, phenolic bearings and corrugated fibre products) to the food processing, electronics, steel, automotive, chemical, printing, aerospace, and consumer products industries, among others. Polychem markets its plastic chain, cast nylon buckets, steel mill bearings and compression molded phenolics primarily through distributors. The balance of its products, including its water and wastewater treatment component systems, are sold through Polychem's sales force and agents. In its most recent fiscal year, Polychem's sales force generated 62.7% of its annual sales revenue, international distributors accounted for 15.8% and domestic distributors accounted for 21.6%. Domestic revenues were approximately 71.4% and international revenues were approximately 28.6% in that fiscal year.

Competition and Strategy. Polychem's competition tends to be fragmented. Many other companies, domestically and internationally, produce one or more products similar to Polychem's products. However, Polychem does not believe any of its competitors offer a similar variety of light-weight plastic products for a variety of industries. Experienced competition exists in each of Polychem's major markets, and many of Polychem's competitors enjoy excellent working relationships with their customers, produce a variety of quality products, and have access to significant resources. These factors, along with product characteristics, reliability, servicing, and pricing form the major competitive factors in Polychem's markets.

Polychem believes that it has four significant competitors in the area of non-metallic rectangular wastewater clarifier systems, of which it considers Envirex to be the most significant. Together, Polychem and Envirex are believed to possess approximately 70% of this market, in which they share approximately equally. However, while Polychem provides products only to clarifier systems in wastewater plants, Envirex has a much broader line of wastewater treatment products that encompasses all of the major processes in a treatment plant. FMC and NRG are Polychem's other less substantial (in terms of market share) competitors, and a fifth company is attempting to enter the market. Both Envirex and FMC are significantly larger than Polychem. Polychem believes that it has three competitors in the market for nylon buckets and five competitors in the market for table-top chains.

Polychem's long-term goals include solidifying its reputation as a leading provider of quality wastewater treatment equipment products; increasing sales of its traditional products by improving existing product lines; and seeking new products to supplement its current line, both from internal research and development and by acquisition.

Materials and Supplies. Polychem's business of manufacturing a broad line of engineered plastics products necessitates the ability to obtain various sources of raw materials, even in periods of short supply. Polychem has accumulated a strong supply network over the past thirty years. At present, Polychem does not maintain more than one month's supply of raw materials beyond the amount required for its scheduled production work.

Environmental Regulations. While no assurances can be given, Polychem does not anticipate any significant expenses for environmental remediation projects. In the ordinary course of its business, Polychem incurs some cost for oil reclamation, hauling of waste products and normal energy costs associated with recycling and waste disposal. Polychem maintains two environmental permits, one for a dust collection system and the other for its after burner heater. The collected dust is transported to an approved landfill and samples of the dust are periodically analyzed. The heater is used to impregnate phenolic resin into rolls of fabric, which are then processed into specific products. Methanol from the heater is processed through an after burner and emits little in the way of contaminants. Polychem maintains seven above ground storage tanks. Two are used to store phenolic resins inside the plant; two store fuel oil; and three outside tanks are used to store other chemicals. There are spill containment systems in place throughout the facility.

Occasionally, there are minor and isolated spills of heat transfer oil, caprolactam and phenolic resins. The latter two quickly solidify at room temperature and the hardened material is removed to an approved landfill; spills of heat transfer oil are cleaned and properly disposed of with other waste products. Polychem has submitted a revised spill prevention and response plan to the Pennsylvania Department of Environmental Resources in May 1994 to which no comments have been received as of the date of this Prospectus.

The Polychem property in Phoenixville, Pennsylvania was first used as a silk mill in the early part of this century and then as a manufacturing site for felt carpet padding. Several environmental audits that have been commissioned over the past two years have not revealed contamination.

Employees. Polychem employs approximately 76 employees, of whom approximately 43 are employed on an hourly basis. Hourly employees are members of United Textile Workers of America, AFL-CIO, Phoenixville Plastic Makers' Union, Local No. 130 (the "Union"). Most are semi-skilled workers. The current Union contract expires at the end of September, 1999.

ConMat has assumed all of Polychem's continuing obligations under its collective bargaining agreement with the Union, which includes assumption of obligations under a defined benefit retirement plan for hourly rated employees at its Phoenixville, Pennsylvania plant. The plan is fully funded in accordance with certain actuarial assumptions and to meet ERISA funding requirements; however, there can be no assurances that market performance of plan investments will be sufficient to meet all plan liabilities as they arise.

Equipment. Polychem owns or leases, through capital leases, all of the equipment required to conduct its business. The equipment is comprised of compression molding presses, transfer molding presses, injection molding presses, reactors, dispensers and RIM press lines for nylon-6 operations, a complete fabrication shop with computerized numerical control ("CNC") equipment and a computer aided design ("CAD") center.

Research and Development. Polychem is the owner of a number of United States and foreign patents and patent applications relating to water treatment plastic products, chain conveyor links, conveyor chain bearings, sprockets with locking mechanisms and a bucket grit elevator system. The ownership of such patents helps Polychem from a marketing standpoint by securing its continued reputation as an innovative competitor in its industry.

Polychem employs eight application engineers who use CAD equipment to design custom wastewater treatment non-metallic rectangular clarifier systems or to alter existing clarifiers to meet changing specification requirements. All new products are evaluated for patent protection. Recently, Polychem was granted a patent for a grit bucket system which is now undergoing marketing development. To date, five successful applications for the system have been found, the most significant of which is to function as part of a grit collection system in wastewater treatment where it will be used to remove sand and gravel from effluent before it reaches the clarifier. The amounts spent on research and development by Polychem were $141,000 and $155,000 for the years ended January 2, 1999 and January 3, 1998, respectively.

Debt and Encumbrances. On September 30, 1998, Polychem entered into a Lease and Security Agreement with General Electric Capital Corporation ("GECC") which provides for a three year $3,500,000 revolving line of credit and a three year term loan of $1,500,000. All of Polychem's assets have been pledged to secure the loans advanced or to be advanced under the loan agreement. The term loan is secured by real estate and equipment. The revolving line of credit is secured by accounts receivable and inventory. Advances under the revolving line of credit are subject to a lending formula limiting the availability of funds to the total of 80% of eligible accounts receivable plus up to 50% eligible inventory less a $300,000 reserve against availability and subject to a $250,000 cap on current retainages under 120 days. Interest rates on the loan are at a rate of 4.75% in excess of the 30 day dealer commercial paper rate on the revolving line of credit and 6.50% in excess of the 30 day dealer commercial paper rate for the term loan. As of January 2, 1999, availability under the line of credit was $286,000 and outstanding borrowings were $1,398,632.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

Forward Looking Statements

Some of the statements contained in this Registration Statement discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

         Important factors that may cause actual results to differ from projections include, for example,

         o general economic conditions, including their impact on capital expenditures;

         o business conditions in the material technology and wastewater treatment industries;

         o    the regulatory environment;

         o    rapidly changing technology and evolving industry standards;

         o    new products and services offered by competitors; and

         o    price pressures.

         ConMat does not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

Background and Basis of Presentation

Although ConMat was formed in March 1986, it had no significant operations until December 8, 1998, when ConMat acquired Polychem from Eastwind. See "Description of Business - Acquisition of Polychem."

As ConMat had minimal assets and no operations prior to the acquisition of Polychem, and the management and stockholders of Polychem controlled ConMat after the transaction, the transaction has been accounted for as a reverse takeover in which Polychem effectively issued stock for the assets of ConMat and recapitalized. Therefore, the post-transaction comparative historical financial statements of ConMat are those of Polychem for the same period with appropriate footnote disclosure of the change in capital structure, and adjusted for the following:

         o In connection with the acquisition, ConMat assumed certain liabilities of Eastwind. Such liabilities are considered to be "contributed" to Polychem by Eastwind upon consummation of the acquisition resulting in a reduction of Polychem's stockholders equity. ConMat's securities issued at acquisition to satisfy these liabilities are recorded at the amounts of the related liabilities relieved.

         o Amounts owed to Polychem by Eastwind and its subsidiary in the form of notes receivable are considered uncollectible and accounted for as distributions, either in the form of dividends on common stock, or returns of capital to Eastwind in the periods the distributions were made. These amounts will be restored to shareholders' equity if they are collected.

Results of Operations

The following table sets forth, for each of the aforementioned periods, certain statement of operations items as a percentage of total net sales for the periods indicated:

                                                         Fiscal Years Ended
                                          ------------------------------------------------
                                          January 2, 1999                  January 3, 1998
                                          ---------------                  ---------------
Net Sales                                     100.0%                           100.0%
Cost of Sales                                  73.7                             75.4
Gross Profit                                   26.3                             24.6
Selling and Administrative                     22.7                             17.5
Interest Expense                                6.7                              3.4
Other Expense                                   3.2                              4.2
Income (Loss)                                  (6.3)                            (0.5)

Total revenues decreased by $3,060,000 or 25%, to $9,070,000 for the Current Annual Period from $12,130,000 for the Comparable Annual Period. This decline is attributable in large measure to an extraordinary shift in the timing of the start of certain projects in Asia on which ConMat anticipates that it will be a successful bidder. This shift is a direct result of recent economic difficulties in this region. ConMat believes, however, that these projects will ultimately be awarded due to their environmental significance. Despite this shift, annual revenues are expected to increase beyond the level of the current annual period. ConMat has reduced its reliance on Asia by successfully shifting its sales focus to projects in other parts of the world where project start dates are more certain due to better economic stability. As a result, ConMat ended the Current Annual Period with a booked order backlog of $5,400,000, or an increase of 135%, over the Comparable Annual Period ending backlog of $2,300,000.

Gross profit decreased by $604,000 or 20%, to $2,384,000 for the Current Annual Period from $2,988,000 for the Comparable Annual Period as a result of the decrease in total revenues. Gross profit increased as a percentage of sales to 26.3% for the Current Annual Period from 24.6% for the Comparable Annual Period. The percentage increase reflects a combination of several cost saving measures implemented by Management which are expected to have increased benefits in the future as costs increase more slowly than revenues. These include reductions in direct labor and lower material costs from decreased reliance on outsourcing. This allowed for fewer outside purchases of finished product allowing ConMat to realize savings between the purchase of finished goods versus the conversion of raw materials. Gross profits are expected to increase versus the Current Annual Period reflecting an improved mix of more profitable international versus domestic sales, lower material costs, and continued improvements in production efficiencies.

Selling and administrative expenses decreased by $64,000 to $2,055,000 or 3.0%, for the Current Annual Period from $2,119,000 for the comparable Annual Period. As a percentage, revenues, selling and administrative expenses increased to 22.7% for the Current Annual Period from 17.5% for the Comparable Annual Period. The level of selling and administrative expense during the Current Annual Period reflects ConMat's successful efforts to penetrate new markets around the world and balance its reliance on Asian markets for new revenues. Selling and administrative expenses are being closely evaluated by Management and are projected to decrease as a percentage of sales in future periods.

Interest expense for the Current Annual Period includes a one-time charge of $143,000 for the write off of deferred financing costs associated with the September 1998 refinancing. Excluding this one time charge, interest expense increased $61,000 or 15%, to $467,000 for the Current Annual Period from $406,000 for the Comparable Annual Period. Increased average borrowings as a result of the aforementioned refinancing were the primary reason for the increase. Future interest costs are expected to remain fairly stable.

For the Current Annual Period, ConMat experienced a loss of $575,000, which included corporate charges from Polychem's former parent company of $480,000, and net cash used of $34,000. For the Comparable Annual Period, ConMat realized net loss of $64,000, which included corporate charges from Polychem's former parent company of $640,000, and net cash used of $79,000. ConMat anticipates that corporate charges for the foreseeable future will be approximately $350,000 per year.

Liquidity and Capital Resources

During the Current Annual Period, despite the aforementioned loss, ConMat realized net cash from operating activities of $422,000, related primarily to decreases in accounts receivable and inventory of $887,000 combined, plus a reduction in prepaid expenses of $80,000 and non-cash charges for depreciation and amortization of $313,000. These inflows were reduced by an increase in deferred finance costs of $167,000 and combined decreases in accounts payable and accrued expense of $51,000. Cash flow from investing activities included expenditures for new equipment of $177,000. Financing activities used net cash of $330,000, reflecting net borrowings arising from a new financing after payment of existing debt plus the scheduled amortization of our term debt, plus a capital distribution to the former parent of $250,000 and recapitalization costs of $173,000. In the future all capital distributions will be eliminated as a result of the recapitalization.

For the Comparable Annual Period, ConMat realized cash from operating activities of $442,000 related primarily to decreases in accounts receivable of $467,000 and inventory of $434,000, plus increases in accounts payable of $188,000 and non-cash charges for depreciation and amortization of $233,000. These inflows were reduced by decreases in accrued liabilities of $446,000 and deferred revenues of $92,000. Cash flow from investing activities included purchases of new equipment for $126,000. Net cash of $284,000 was used by financing activities reflecting the excess of net borrowings under the line of credit above scheduled principal repayments of the term debt, less repayment of $360,000 on subordinated notes and dividends to the former parent of $768,000. In the future these dividends will no longer take place as a result of the recapitalization.

ConMat's primary source of working capital is an $3,500,000 credit facility secured by Polychem's assets with borrowings limited to a percent of eligible receivables and inventory. As of March 31, 1999, the maximum borrowing amount was $2,439,000 and the outstanding balance was $2,343,000. Management believes that ConMat has sufficient assets, equipment and facility to attain and absorb forecast growth in revenues. Maintenance of existing equipment is principally performed by in-house personnel primarily responsible for such function. ConMat does not anticipate any material expenditures beyond this effort. ConMat has no commitments for significant capital expenditures in the foreseeable future. Management believes that ConMat's cash and capital resources, together with cash flow from operations, will be sufficient to finance current and forecasted operations including its capital spending and research and development needs. ConMat is, however, actively seeking potential strategic acquisitions and, depending on the size and terms of any such acquisitions, additional financing, including equity infusions for ConMat, may be required.

Additionally, ConMat is in discussions with several potential lenders about the possibility of mortgaging its property. If successful, such a financing would result in lower debt service costs and increased capital reserves.

Year 2000 Compliance

Changing from the year 1999 to 2000 has the potential to cause problems in data processing and other date-sensitive systems. The Year 2000 date change can affect any system that uses computer software programs or computer chips, including automated equipment and machinery. The Year 2000 problem is the result of computer programs using two digits rather than four to define the year. Any of Polychem's programs that are time sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. At Polychem, computer systems are used to run all administrative and key design and manufacturing functions. Computer software and computer chips also are used to run security systems, communications networks and other essential equipment. Because of its reliance on these systems, Polychem is following a process to assure that such systems are ready for the Year 2000 date change.

In June 1998, Polychem entered into an agreement with IBM Corporation and IBM's authorized software licensee for systems, CNA Systems, Incorporated. Polychem entered into the agreement, in part, to initiate a Year 2000 plan to ensure that Polychem's existing information systems were Year 2000 compliant. In connection with the agreement, Polychem has upgraded its computer system from an IBM System 36 to an IBM AS/400 and has purchased new software applications relating to sales and marketing, manufacturing, financial management, materials management, quality control and management information support systems.

During the fourth quarter of 1998, Polychem commenced the editing and reprogramming of its existing databases. During the first quarter of 1999, Polychem commenced testing of inter-modular software applications using the revised databases. Polychem intends to parallel these systems during the second quarter of 1999 and to complete its Year 2000 preparation by July 1, 1999. [In connection with the foregoing, Polychem has completed its assessment of which systems and equipment are most prone to placing Polychem at risk if they are not Year 2000 compliant (i.e., mission critical systems).]

[Significant vendors have been requested to advise Polychem in writing of their Year 2000 readiness, including actions to become compliant if they are not already compliant. Vendors who provide significant technology-related services to Polychem have modified their systems to become Year 2000 compliant. The monitoring of certain vendors will continue into 1999.]

Polychem is preparing a contingency plan for how Polychem would resume business if unanticipated problems arise from non-performance by vendors. Such plans are expected to be completed by July 1, 1999.

Polychem spent $125,000 during the year ending December 31, 1998 relating to costs incurred as a result of its Year 2000 Plan. Polychem anticipates incurring approximately $50,000 in additional costs related to the implementation of the Year 2000 plan. Management presently believes the Year 2000 issue will not pose significant operating problems for Polychem. However, if implementation and testing plans are not completed in a satisfactory and timely manner by Polychem or third parties on which Polychem is dependent, or other unforeseen problems arise, the Year 2000 issue could potentially have an adverse effect on the operations of Polychem.

Item 3.  Description of Property.

Polychem operates from a 220,000 square foot facility in Phoenixville, Pennsylvania, which it owns, subject to a mortgage with General Electric Capital Corporation. See "Debt and Encumbrances." Polychem uses approximately 120,000 square feet for manufacturing and warehousing, and 20,000 square feet for offices. Polychem leases approximately 42,500 square feet of its facility as warehouse space to Windsor Designs, a wholesale distributor of imported outdoor furniture. The Windsor Designs lease continues until December 1999 at a rental rate of $133,980 per year ($3.15 per square foot), net of utilities. Polychem expects this lease to be renewed. Polychem leases an additional 4,740 square feet of the facility as equipment storage space to Ethan Horowitz, a residential cabinet maker. That lease continues until January, 2003 at a rental rate of $15,100 per year ($3.19 per square foot). Polychem also leases a tower located on the facility to a group of cellular phone operators including ComCast Metrophone, PageNet, Nextel and Omnipoint that the group uses for cellular telephone transmissions. Combined annual lease income from the tower is $48,000. The leases continue through March 2004. An additional 40,000 square feet of warehouse space is available for lease at the facility.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information concerning the beneficial ownership of ConMat's common stock as of March 31, 1999, by each director and executive officer, all directors and officers as a group, and each person known to ConMat to beneficially own 5% or more of its outstanding common stock. Except as otherwise noted, the address for each such person is Franklin Avenue and Grant Streets, Phoenixville, Pennsylvania 19460.

                                        Name and Address of             Amount and Nature of          Percentage of
     Title of Class                       Beneficial Owner              Beneficial Owner (1)             Class (1)
     --------------                     -------------------             --------------------          -------------
Common Stock, par value           Paul A. DeJuliis                           553,333 (2)                   13.6
$.001 per share
                                  Edward F. Sager, Jr.                       196,667 (3)                    4.8
                                  P.O. Box 560
                                  Yardley, PA  19067

                                  The Eastwind Group, Inc.                 1,000,000                       24.5
                                  Shareholder Trust
                                  c/o Paul A. DeJuliis, Trustee

                                  The Eastwind Group, Inc.                 1,333,333 (4)                   32.7
                                  275 Geiger Road
                                  Philadelphia, PA  19115

                                  The DAR Group, Inc.                        240,000                        5.9
                                  30 Broad Street
                                  43rd Floor
                                  New York, NY  10004

                                  Directors and Executive                    750,000 (2)(3)                18.4
                                  Officers (4 persons)

Series A Preferred Stock, par     Paul A. DeJuliis                            53,333                       3.85
value $.001
                                  The Eastwind Group, Inc.                 1,333,333                      96.15
                                  275 Geiger Road
                                  Philadelphia, PA  19115

Series B Preferred Stock, par     Mentor Special Situation                   166,667 (5)                 100.00
value $.001                       Fund, L.P.
                                  P.O. Box 560
                                  Yardley, PA  19067

----------

* less than one percent (1%)

(1) Based upon 4,083,333 shares of common stock outstanding or deemed outstanding as of March 31, 1999, calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. It also includes shares owned by (i) a spouse, minor children or by relatives sharing the same home,
(ii) entities owned or controlled by the named person and (iii) other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2) Includes 53,333 shares issuable upon conversion of Series A Preferred Stock and 250,000 issuable upon the exercises of options. (See "Executive Compensation
- Employment Agreements" for conditions of exercise.) Does not include 1,000,000 shares held by The Eastwind Group, Inc. Shareholder Trust, of which Mr. DeJuliis is Trustee, as to which he disclaims beneficial ownership.

(3) Includes 166,667 shares issuable upon the exercise of warrants to Mentor Special Situation Fund, L.P., of which Mr. Sager is a general partner, and 30,000 shares issuable upon the exercise of warrants to Mentor Management Company, of which Mr. Sager is President.

(4) Includes 1,333,333 shares issuable upon conversion of Series A Preferred Stock.

(5) Edward F. Sager, Jr., a director of ConMat is a general partner of Mentor Special Situation Fund, L.P.

Item 5.    Directors, Executive Officers Promoters and Control Persons.

Certain information concerning the directors and executive officers of ConMat is set forth below.

        Name                                      Position with Corporation                            Age
        ----                                      -------------------------                            ---
Paul A. DeJuliis                   Chief Executive Officer, Secretary  and Chairman of
                                   the Board of Directors                                              43
Theodore R. Rutkowski              President and a Director                                            63
Edward F. Sager, Jr.               Director                                                            51
William J. Crighton                Vice President and Treasurer                                        52

The following is a brief summary of the business experience of ConMat's directors and executive officers.

Paul A. DeJuliis - Chairman of the Board of Directors and Chief Executive Officer - Prior to assuming his current role and since 1991, Mr. DeJuliis was Chairman and Chief Executive Officer of The Eastwind Group, Inc., a publicly traded holding company. Previously, Mr. DeJuliis was a partner in Phoenix Management Services, Inc., a turnaround consulting firm (1989-91), Vice-President, Corporate Finance for Colmen & Co., a national investment banking firm (1987-89), and Manager, Corporate Turnaround Consulting Group for Coopers & Lybrand (1986-87). Mr. DeJuliis has a B.S. in finance and accounting from the University of Delaware. He is also a certified public accountant.

Theodore R. Rutkowski - President and a Director of ConMat and President of Polychem - Prior to his current role and since 1975, Mr. Rutkowski served as the General Manager of the Polychem Division of the Budd Company. Mr. Rutkowski previously served as President of the Budd Company Trailer Division, which was subsequently sold to a third party in 1985. In addition, Mr. Rutkowski was responsible for the restructuring of Greening Donald in Hamilton, Ontario, a Budd Company subsidiary. Mr. Rutkowski graduated with a bachelor's degree in accounting from Rutgers University.

Edward F. Sager, Jr. - Director - Mr. Sager has been the President of Mentor Management Company, general partner of Mentor Special Situation Fund LP, an investment fund, and President of Mentor Capital Partners Ltd., a venture capital firm, since 1994. From 1985 to 1994 Mr. Sager was President of Sager & Associates, a merchant banking firm providing access to venture capital for small to medium size companies. He is a graduate of Lafayette College with a B.S. degree in Mechanical Engineering and he received an MBA in finance from New York University.

William J. Crighton - Vice President and Treasurer of ConMat and Polychem - Prior to his current role and since 1975, Mr. Crighton served as the divisional controller of The Polychem division of The Budd Company. Prior to joining Polychem, Mr. Crighton was employed in the automotive division and technical center of The Budd Company. Mr. Crighton graduated with a bachelor's degree in accounting from LaSalle University and holds an MBA from Widener University.

The following is a brief summary of the business experience (with the exception of Mr. Rutkowski and Mr. Crighton, whose biographical information is set forth above) of the additional members of management of Polychem, ConMat's operating subsidiary.

J.R. Hannum - Manager of Internal Sales, Product Development and Engineering - Mr. Hannum has served in his current role since 1995. Prior thereto, Mr. Hannum served as General Manager of the Polychem Division of The Budd Company and as manager of domestic sales, research and development and manufacturing engineering. Mr. Hannum graduated with a bachelor's degree in engineering from Villanova University and graduated with a master's degree in engineering from Penn State University.

Donald L. Hutton - National Sales Manager - Mr. Hutton has served in his current position since 1995. Prior thereto, he was employed with The Budd Company for 36 years in several roles including advertising manager, manager of distributor sales and manager of customer services. Mr. Hutton is a graduate of the University of Delaware.

Item 6.  Executive Compensation.

The following summary compensation table sets forth the total annual compensation paid to the Chief Executive Officer and each other Executive Officer of ConMat whose total compensation for the fiscal year ended January 2, 1999 exceeded $100,000:

                                      Salary       Bonus         Other         Long Term               Securities Option
Name and Position                       ($)         ($)           ($)     Compensation Match                   ($)
-----------------                       ---         ---           ---     ------------------            ----------------
Paul A. DeJuliis
Chairman & Chief
Executive Officer (1)                14,667          0             0               0                          250,000

Theodore F. Rutkowski (1)           135,000          0             0               0                                0

----------

(1) On December 10, 1998, Mr. DeJuliis purchased 250,000 shares of common stock from ConMat for $50,000.

Employment Agreements

On December 8, 1998, ConMat entered into an Employment Agreement with Paul A. DeJuliis, ConMat's Chief Executive Officer and Chairman of the Board of Directors. Under the agreement, Mr. DeJuliis will be paid an annual base salary ranging from $170,000 to $250,000 depending on ConMat's annual net income. As additional incentive compensation, upon executing the Employment Agreement, Mr. DeJuliis received (i) 250,000 shares of common stock for an aggregate purchase price of $50,000, paid by delivery of a two-year promissory note at 5% interest; and (ii) 250,000 options to purchase shares of common stock at an exercise price of $3.00 per share. 50,000 of the options are exercisable upon registration of the underlying shares of common stock. 100,000 of the options are exercisable following registration of the underlying shares of common stock if ConMat realizes $750,000 in pre-tax income during a fiscal year. The remaining 100,000 options are exercisable following registration of the underlying shares of common stock if ConMat realizes $1,000,000 in pre-tax income during a fiscal year. All of the options are immediately exercisable upon a merger, sale of assets or other transaction resulting in a change of control in which the holders of shares of common stock receive not less than $5.00 per share.

Item 7.  Certain Relationships and Related Transactions

         None.

Item 8.  Description of Securities

General

The following description of ConMat's common stock and preferred stock is a summary only. This summary is qualified in its entirety by reference to the applicable instruments, including without limitation, ConMat's Articles of Incorporation and Bylaws, and is subject to the Florida Business Corporation Act.

The authorized capital stock of ConMat consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of February 28, 1999, there were outstanding 2,250,000 shares of common stock, 1,386,666 shares of Series A Preferred Stock and 166,667 shares of Series B Preferred Stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors, and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the dividend preferences attributable to the preferred stock. Upon the liquidation, dissolution or winding up of ConMat, holders of common stock are entitled to receive ratably the net assets of ConMat available for distribution to such holders after preferred distributions to holders of preferred stock. Holders of common stock have no preemptive or redemption rights.

Series A Preferred Stock

Shares of the Series A preferred stock rank prior to the common stock and pari passu with the Series B preferred stock. The creation of any class or series of capital stock ranking senior to or pari passu with the Series A preferred stock requires the consent of a majority of the holders of the Series A preferred stock.

The holders of the shares of the Series A preferred stock are entitled to receive cash dividends at a rate of 2% per year, which dividends are payable in equal, quarterly installments, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Such dividends shall begin to accrue on outstanding shares of Series A preferred stock from the date of issuance and shall accrue from day to day, whether or not earned or declared, until paid. ConMat may, at its sole discretion, pay any or all dividends in common stock rather than in cash. In the event of any liquidation, dissolution or winding up of ConMat, holders of the Series A preferred stock shall be entitled, in preference to the holders of the common stock and pari passu with the holders of the Series B preferred stock, to be paid first out of assets and funds of ConMat available for distribution to holders of ConMat's capital stock in the amount of $3.00 per share.

Shares of Series A preferred stock are convertible at the option of the holder at any time following 60 days after the date of issuance at the then effective conversion price. The conversion price shall be the greater of $3.00 or 80% of the closing bid price of the common stock on the conversion date, subject to adjustments due to stock splits, stock dividends, mergers, consolidations and other events. ConMat has the right, by written notice to each of the holders of the Series A preferred stock, to convert all shares of the Series A preferred stock into shares of common stock at any time on or after the first day on which the closing bid price has been equal to or in excess of the conversion price for 45 consecutive calendar days. In the case of such a mandatory conversion, each share of Series A preferred stock will be converted into a number of shares of common stock determined by dividing the stated value by the then effective conversion price.

The holders of the Series A preferred stock will have no voting power, except as otherwise required by the Florida Business Corporation Act. To the extent permitted under the Florida Business Corporation Act, the Series A preferred stock and Series B preferred stock will be considered a single class of stock for voting purposes.

The holders of Series A preferred stock have, subject to certain limitations, registration rights, which obligate ConMat to include shares of common stock issued or issuable upon conversion of shares of Series A preferred stock in registration statement filed with the Securities and Exchange Commission.

Series B Preferred Stock

Shares of the Series B preferred stock rank prior to the common stock and pari passu with ConMat's Series A preferred stock. The creation of any class or series of capital stock ranking senior to or pari passu with the Series B preferred stock requires the consent of a majority of the holders of the Series B preferred stock.

Holders of the shares of the Series B preferred stock are entitled to receive cash dividends at a rate of 8% per year, which dividends are payable in equal, quarterly installments, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Such dividends will begin to accrue on outstanding shares of Series B preferred stock from the date of issuance and will accrue from day to day, whether or not earned or declared, until paid. In the event of any liquidation, dissolution or winding up of ConMat, holders of the Series B preferred stock will be entitled, in preference to the holders of the common stock and pari passu with the holders of the Series A preferred stock, to be paid first out of assets and funds of ConMat available for distribution to holders of the ConMat's capital stock in the amount of $3.00 per share, plus all accrued but unpaid dividends.

ConMat may redeem the Series B preferred stock at any time. ConMat is required to redeem the Series B preferred stock on the earliest of, (i) the date Mr. DeJuliis ceases for any reason to serve as Chairman and Chief Executive Officer of ConMat, or (ii) the date Mr. DeJuliis, Mr. Rutkowski and the member of ConMat's Board of Directors elected by the holders of the Series B preferred stock cease to constitute a majority of the Board of Directors. The redemption price is $3.00 per share, plus all accrued but unpaid dividends.

The holders of the Series B preferred stock have the right to elect one member of ConMat's Board of Directors. Except as otherwise required by the Florida Business Corporation Act, the holders of the Series B preferred stock have no other voting rights. To the extent permitted under the Florida Business Corporation Act, the Series A preferred stock and Series B preferred stock will be considered a single class of stock for voting purposes.

In connection with the acquisition of Polychem by ConMat, the holders of the Series B preferred stock also received warrants to purchase 166,667 shares of common stock at an exercise price of $3.00 per share, subject to adjustment in the case of stock splits, stock dividends, below market issuances or a merger or consolidation. The warrants are exercisable until December 31, 2005. Subject to certain limitations, holders of the warrants have "piggy-back" registration rights which, upon the request of such holders, obligate ConMat to include the shares of common stock issuable upon exercise of the warrants in a registration statement filed with the Securities and Exchange Commission.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.

Market for Common Stock

The common stock of ConMat is quoted on the Nasdaq OTC Bulletin Board under the symbol "CNMT" and began trading December 21, 1998. The following table shows trading prices for the common stock from inception through April 16, 1999:

Price of Common Stock

       1999                         Low Price               High Price
       ----                         ---------               ----------
First Quarter                         $ 1.63                  $ 4.00
Second Quarter (1)                      3.00                    3.00

       1998
       ----
Fourth Quarter (2)                    $ 1.50                  $ 2.125

----------

(1) Through and including April 16, 1999.

(2) Commencing December 21, 1998

Market quotations reflect inter-dealer prices, without retail markups, markdown or commissions and may not necessarily reflect actual transactions. As of April 16, 1999, there were approximately 16 holders of record of ConMat's common stock.

Dividend Policy

ConMat has never paid a cash dividend. There can be no assurance that ConMat will pay cash dividends in the future. The Board of Directors will determine ConMat's future dividend policy based on an analysis of factors that the Board of Directors deems relevant. ConMat expects that such factors will include its results of operations, financial condition and capital needs.

Item 2.  Legal Proceedings

ConMat Technologies, Inc. ("ConMat") is currently a defendant in a Pennsylvania state court action filed on January 28, 1999, captioned John R. Thach v. The Eastwind Group, et al. (Montgomery County C.C.P., Civil Action No. 99- 01195). Plaintiff maintains that Eastwind, his former employer, breached the terms of his severance agreement, and that the sale of Polychem to ConMat was part of a conspiracy to avoid payments to him and has violated Pennsylvania's Uniform Fraudulent Transfer Act. Among the other named defendants is Paul A. DeJuliis, President of ConMat and the former Chief Executive Officer of Eastwind.

Initially, the plaintiff sought a temporary restraining order and preliminary injunction seeking to set aside the sale of Polychem to ConMat. However, by Order dated February 19, 1999, the Court denied plaintiff's request for injunctive relief. ConMat and Paul A. DeJuliis subsequently filed preliminary objections to the complaint seeking to have themselves dismissed as a party to the action. Currently, the parties are preparing briefs relating to ConMat's preliminary objections and a decision by the Court is not expected until July, 1999 at the earliest.

Item 3.  Changes in and Disagreements with Accountants

         None.

Item 4.  Recent Sales of Unregistered Securities

In connection with the acquisition of Polychem on December 8, 1998 and pursuant to Section 4(2) of the Securities Act, ConMat issued (i) 1,000,000 shares of common stock, (ii) 1,386,666 shares of Series A convertible preferred stock,
(iii) 166,667 shares of Series B convertible preferred stock and (iv) warrants to purchase 196,667 shares of common stock.

On December 10, 1998, Paul A. DeJuliis, President and Chief Executive Officer of ConMat, purchased 250,000 shares of common stock at a purchase price of $50,000, paid by delivery to ConMat of Mr. DeJuliis' promissory note in that amount. The note has a maturity date of December 10, 2000, bears interest at 5% per annum and is secured by a pledge of the purchased shares.

Item 5.  Indemnification of Directors and Officers

ConMat's charter provides that to the fullest extent permitted by law, no director or officer of ConMat shall be personally liable to ConMat or its shareholders for damages for breach of any duty owed to ConMat or its shareholders and that ConMat may, in its by-laws or in any resolution of its stockholders or directors, undertake to indemnify the officers and directors of ConMat against any contingency or peril as may be determined to be in the best interests of ConMat, and in conjunction therewith, to procure, at ConMat's expense, policies of insurance. Florida law, under which ConMat is incorporated, allows a corporation to indemnify its directors and officers if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in , or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. ConMat maintains a director and officer liability insurance policy covering each of ConMat's directors and executive officers.

                                    PART F/S

                            ConMat Technologies, Inc.
                   Index to Consolidated Financial Statements



                                                                     Page
                                                                     ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS....................F-2


FINANCIAL STATEMENTS

         CONSOLIDATED BALANCE SHEETS..................................F-3

         CONSOLIDATED STATEMENTS OF OPERATIONS........................F-4

         CONSOLIDATED STATEMENT OF CHANGES IN
         STOCKHOLDERS' EQUITY (DEFICIENCY)............................F-5

         CONSOLIDATED STATEMENTS OF CASH FLOWS........................F-6

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...................F-7

               Report of Independent Certified Public Accountants



Board of Directors
ConMat Technologies, Inc.


         We have audited the accompanying consolidated balance sheets of ConMat Technologies, Inc. and Subsidiary (a Florida corporation) as of January 2, 1999, and January 3, 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConMat Technologies, Inc. and Subsidiary as of January 2, 1999, and January 3, 1998, and the consolidated results of their operations and their consolidated cash flows for the fiscal years then ended, in conformity with generally accepted accounting principles.


                                                        /s/ Grant Thornton LLP
                                                        ----------------------



Philadelphia, Pennsylvania
March 25, 1999

                    ConMat Technologies, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEETS

         ASSETS                                                                     January  2,      January 3,
                                                                                        1999            1998
                                                                                    -----------      -----------
Current assets
    Cash and cash equivalents                                                       $    29,430      $    63,840
    Accounts receivable, net                                                          2,622,261        3,524,622
    Due from related parties                                                                -             10,900
    Inventories                                                                       1,159,545        1,144,202
    Prepaid expenses                                                                     14,768          105,911
    Prepaid income taxes                                                                 35,577           24,677
                                                                                    -----------      -----------
                  Total current assets                                                3,861,581        4,874,152
Property, plant and equipment, net                                                    1,188,823        1,232,162
Deferred income taxes                                                                    78,493           78,493
Other assets                                                                            386,128          286,438
                                                                                    -----------      -----------
                                                                                    $ 5,515,025      $ 6,471,245
                                                                                    ===========      ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
    Lines of credit                                                                 $ 1,398,632      $ 1,492,511
    Current portion of long-term debt                                                   625,260          680,660
    Current portion of capitalized lease obligations                                    103,744           68,947
    Accounts payable                                                                  1,183,913        1,162,738
    Accrued expenses                                                                    302,374          247,620
                                                                                    -----------      -----------
                  Total current liabilities                                           3,613,923        3,652,476
Long-term debt                                                                        2,075,775        1,897,597
Capitalized lease obligations                                                           151,761          122,293
Other liabilities                                                                       181,900          209,170
                                                                                    -----------      -----------
                  Total liabilities                                                   6,023,359        5,881,536
                                                                                    -----------      -----------

Stockholders' equity (deficiency)
    Preferred stock, $.001 par value, 10,000,000 shares authorized,
       Series A preferred stock, 1,333,333 shares issued and outstanding                  1,386                -
       Series B preferred stock, 166,687 shares issued and outstanding                      167                -
    Common stock, $.001 par value, 40,000,000 shares authorized, 2,250,000
       shares issued and outstanding                                                      2,250                -
    Common stock, $.01 par value, 5,000,000 shares authorized, 1,000
       shares issued and outstanding                                                          -               10
    Additional paid-in capital                                                          277,345          504,490
    Less capital repayment                                                             (250,000)               -
    Accumulated earnings (deficit)                                                     (489,482)          85,209
    Less note receivable for shares sold                                                (50,000)               -
                                                                                    -----------      -----------
                  Total stockholders' equity (deficiency)                              (508,334)         589,709
                                                                                    -----------      -----------
                                                                                    $ 5,515,025      $ 6,471,245
                                                                                    ===========      ===========

The accompanying notes are an integral part of these financial statements.

                    ConMat Technologies, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                                     Fiscal year ended
                                                                                 ----------------------------
                                                                                 January 2,       January 3,
                                                                                    1999             1998
                                                                                 -----------      -----------
Net sales                                                                        $ 9,069,668      $12,129,981
Cost of goods sold                                                                 6,685,177        9,142,517
                                                                                 -----------      -----------
                  Gross profit                                                     2,384,491        2,987,464
Selling, general and administrative expenses                                       2,055,063        2,119,615
Eastwind corporate support fees                                                      480,000          640,000
                                                                                 -----------      -----------
                  Operating (loss) income                                           (150,572)         227,849
Interest expense                                                                    (609,996)        (406,021)
Rental income                                                                        185,877          177,832
                                                                                 -----------      -----------
                  Loss before income tax expense                                    (574,691)            (340)
Income tax expense                                                                         -          (63,573)
                                                                                 -----------      -----------
                  NET LOSS                                                       $  (574,691)     $   (63,913)
                                                                                 ===========      ===========
Per share data - basic and diluted
    Net loss per share                                                           $     (0.28)     $     (0.03)
                                                                                 ===========      ===========





The accompanying notes are an integral part of these financial statements.

                    ConMat Technologies, Inc. and Subsidiary

     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

             Fiscal years ended January 2, 1999 and January 3, 1998


                                                                       Series A                     Series B
                                                               -----------------------       ----------------------
                                        Common stock                preferred stock              preferred stock
                                  ------------------------     -----------------------       ----------------------
                                   Shares          Amount       Shares         Amount         Shares        Amount
                                  ---------      ---------     ---------     ---------       ---------    ---------
Balance, January 1, 1997              1,000      $      10             -     $       -               -    $       -
Cash dividends on common stock            -              -             -             -               -            -
Net loss                                  -              -             -             -               -            -
                                  ---------      ---------     ---------     ---------         -------    ---------
Balance, January 3, 1998              1,000             10             -             -               -            -
Reclassification of $.01 common
    stock                            (1,000)           (10)            -             -               -            -
Issuance of $.001 common stock
    and Series A preferred stock
    in connection with
    reclassification of equity    2,000,000          2,000     1,333,333         1,333               -            -
Assumption of stockholders'
    liabilities                           -              -             -             -               -            -
Issuance of Series A preferred
    stock                                 -              -        53,333            53               -            -
Issuance of Series B preferred
    stock                                 -              -             -             -         166,667          167
Issuance of common stock            250,000            250             -             -               -            -
Receivable from stockholder               -              -             -             -               -            -
Capital repayment                         -              -             -             -               -            -
Net loss                                  -              -             -             -               -            -
                                  ---------      ---------     ---------     ---------         -------    ---------
Balance, January 2, 1999          2,250,000      $   2,250     1,386,666     $   1,386         166,667    $     167
                                  =========      =========     =========     =========         =======    =========



[RESTUB]


                                                                       Note          Total
                                     Additional    Accumulated      receivable    stockholders'
                                       paid-in       earnings       for shares       equity
                                    capital, net     (deficit)         sold       (deficiency)
                                    ------------   ------------     ----------    -------------
Balance, January 1, 1997            $   504,490    $   917,068      $        -     $ 1,421,568
Cash dividends on common stock                -       (767,946)              -        (767,946)
Net loss                                      -        (63,913)              -         (63,913)
                                    -----------    -----------      ----------     -----------
Balance, January 3, 1998                504,490         85,209               -         589,709
Reclassification of $.01 common
    stock                                     -              -               -             (10)
Issuance of $.001 common stock
    and Series A preferred stock
    in connection with
    reclassification of equity         (176,675)             -               -        (173,342)
Assumption of stockholders'
    liabilities                        (760,000)             -               -        (760,000)
Issuance of Series A preferred
    stock                               159,947              -               -         160,000
Issuance of Series B preferred
    stock                               499,833              -               -         500,000
Issuance of common stock                 49,750              -               -          50,000
Receivable from stockholder                   -              -         (50,000)        (50,000)
Capital repayment                      (250,000)             -               -        (250,000)
Net loss                                      -      (574,691)               -        (574,691)
                                    -----------   -----------       ----------     -----------
Balance, January 2, 1999            $    27,345   $  (489,482)      $  (50,000)    $  (508,334)
                                    ===========   ===========       ==========     ===========




The accompanying notes are an integral part of this financial statement.

                    ConMat Technologies, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Fiscal year ended
                                                                                            -----------------------------
                                                                                              January 2,       January 3,
                                                                                                 1999             1998
                                                                                            -------------    ------------
Cash flows from operating activities
    Net loss                                                                                $   (574,691)     $   (63,913)
    Adjustments to reconcile net loss to net cash provided by
          operating activities
       Depreciation and amortization                                                             312,980          233,354
       Changes in assets and liabilities, net of effect from acquisitions
          (Increase) decrease in assets
              Accounts receivable                                                                902,361          467,378
              Inventories                                                                        (15,343)         434,495
              Prepaid expenses                                                                    91,143         (212,334)
              Prepaid income taxes                                                               (10,900)         (33,076)
              Patents, net                                                                       (25,666)         (54,668)
              Deferred financing charges                                                        (166,660)               -
          Increase (decrease) in liabilities
              Accounts payable                                                                    21,175          188,082
              Accrued expenses                                                                   (45,256)        (220,391)
              Other current liabilities                                                                -         (225,607)
              Other liabilities                                                                  (27,270)         (91,589)
                                                                                            ------------      -----------
                  Net cash provided by operating activities                                      461,873          421,731
                                                                                            ------------      -----------
Cash flows from investing activities
    Purchase of property and equipment                                                          (177,005)        (125,651)
    Advances to affiliated companies                                                              10,900          (10,900)
    Other                                                                                              -          (80,000)
                                                                                            ------------      -----------
                  Net cash used in investing activities                                         (166,105)        (216,551)
                                                                                            ------------      -----------
Cash flows from financing activities
    Net (repayments) borrowings under lines of credit                                            (93,879)       1,182,372
    Borrowings on term notes                                                                   1,800,000                -
    Repayments of term notes                                                                  (1,677,222)        (356,400)
    Repayments of capitalized lease obligations                                                  (84,155)         (52,012)
    Proceeds from capitalized lease obligations                                                  148,420           69,922
    Recapitalization costs                                                                      (173,342)               -
    Repayment of subordinated debenture                                                                -         (360,000)
    Dividends on common stock                                                                          -         (767,946)
    Capital distribution                                                                        (250,000)               -
                                                                                            ------------      -----------
                  Net cash used in financing activities                                         (330,178)        (284,064)
                                                                                            ------------      -----------
                  NET DECREASE IN CASH AND CASH EQUIVALENTS                                      (34,410)         (78,884)
Cash and cash equivalents at beginning of year                                                    63,840          142,724
                                                                                            ------------      -----------
Cash and cash equivalents at end of year                                                    $     29,430      $    63,840
                                                                                            ============      ===========
Supplemental cash flow information
    Cash paid for interest                                                                  $    609,996      $   406,021
                                                                                            ============      ===========
    Cash paid for taxes                                                                     $          -      $    25,000
                                                                                            ============      ===========
    Noncash transactions
       Assumption of stockholders' liabilities                                              $    760,000      $         -
                                                                                            ============      ===========

The accompanying notes are an integral part of these financial statements.

                    ConMat Technologies, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       January 2, 1999 and January 3, 1998



NOTE A - NATURE OF BUSINESS

         ConMat Technologies, Inc. (ConMat or the Company), organized under the laws of the State of Florida, is engaged in the development and manufacture of proprietary custom engineered plastics and composite products for industrial end users with a special emphasis on the wastewater treatment marketplace. ConMat conducts its operations through its wholly owned subsidiary, the Polychem Corporation (Polychem), located in Phoenixville, Pennsylvania. Polychem manufactures and sells clarifier components for wastewater treatment applications and other plastic-molded products, including buckets, sprockets, and bearings. The wastewater treatment market is global in nature, and Polychem presently sells products internationally in Western Europe, Asia and South America, as well as in the United States.

NOTE B - BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of ConMat and its wholly owned subsidiary, Polychem.

         On December 8, 1998, ConMat, a non-operating public company with 1,000,000 common shares outstanding and immaterial net assets, acquired 100% of the outstanding common stock of Polychem from The Eastwind Group, Inc. (Eastwind) (the Acquisition). The Acquisition resulted in the owners and management of Polychem having effective operating control of the combined entity.

         Under generally accepted accounting principles, the Acquisition is considered to be a capital transaction in substance, rather than a business combination. That is, the Acquisition is equivalent to the issuance of stock by Polychem for the net monetary assets of ConMat, accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the Acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the post reverse-acquisition comparative historical financial statements of the "legal acquirer" (ConMat), are those of the "legal acquiree" (Polychem) (i.e. the accounting acquirer).

         Accordingly, the consolidated financial statements of ConMat as of January 2, 1999, and January 3, 1998, and for the fiscal years then ended, are the historical financial statements of Polychem for the same periods adjusted for the following transactions contained in the Share Exchange Agreement executed at consummation of the Acquisition. The basic structure and terms of the Acquisition, together with the applicable accounting effects, were as follows:

     o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (I) 1,000,000 shares of newly issued common stock of ConMat and (II) 1,333,333 shares of newly issued cumulative, 2%, Series A convertible preferred stock of ConMat (Series A preferred stock). The common stock and Series A preferred stock exchanged, in addition to the existing ConMat shares outstanding, collectively resulted in the recapitalization of the Company. Earnings per share (EPS) calculations include the Company's change in capital structure for all periods presented.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


     o ConMat assumed and, in certain instances, discharged the following liabilities of Eastwind: (I) $160,000 owed to Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance of 53,333 shares of Series A preferred stock; (II) $100,000 owed to Clifton Capital, Ltd.; and (III) $500,000 owed to Mentor Special Situation Fund, L.P. (Mentor), discharged by the issuance to Mentor of 166,667 shares of newly issued cumulative, 8%, Series B preferred stock of ConMat plus warrants to purchase 166,667 shares of ConMat common stock, at $3.00 per share. The general partner of Mentor is a member of ConMat's Board of Directors. ConMat issued an option to purchase 30,000 shares of common stock to this director for $1.00 per share.

     o At closing, Eastwind issued to Polychem a promissory note in the amount of $940,000 to evidence certain outstanding amounts owed by Eastwind to Polychem for prior advances, secured by the pledge of 313,333 shares of Series A preferred stock. This amount, in addition to other amounts owed to Polychem by Eastwind, were deemed uncollectible and accounted for as distributions, either in the form of dividends on common stock, or returns of capital to Eastwind in the periods the distributions were made.

The Company incurred $173,342 of costs related to the Acquisition.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    1.  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    2.  Cash and Cash Equivalents

    The Company's cash management system provides for the short-term investment of cash and the transfer or deposit of sufficient funds to cover checks as they are submitted for payment. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    3.  Inventories

    Inventories consist of raw materials, work-in-process, and finished goods. Work-in-process and finished goods include raw materials, direct labor, and a portion of manufacturing overhead. The Company's inventory is stated at the lower of cost or market, with cost determined by the last-in, first-out
    (LIFO) method.


                                   (Continued)

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    4.  Property, Plant and Equipment

    Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line and accelerated depreciation methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or estimated useful life, whichever is shorter.

    5.  Income Taxes

    The Company accounts for its income taxes under the liability method specified by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

    6.  Loss Per Share

    The Company reports earnings per share in accordance with the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

    The following are the basic and diluted earnings per share calculations for the periods presented:

                                                  January 2,         January 3,
                                                     1999               1998
                                                 ------------       ------------
       Loss per share
         Net loss                                $  (574,691)       $   (63,913)
                                                 ===========        ===========
       Weighted average shares outstanding         2,017,170          2,000,000
                                                 -----------        -----------
       Basic and diluted loss per share          $     (0.28)       $     (0.03)
                                                 ===========        ===========

    Series A preferred stock, convertible into 1,386,666 and 1,333,333 shares of common stock, were outstanding during the fiscal years ended January 2, 1999, and January 3, 1998, respectively, which were not included in the computation of diluted earnings per share because to do so would be antidilutive.

    There were stock options outstanding at January 2, 1999, to purchase 280,000 shares of common stock which were not included in the computation of diluted earnings per share because to do so would be antidilutive.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE D - ACCOUNTS RECEIVABLE
                                                   January 2,        January 3,
                                                      1999              1998
                                                  ------------     ------------
       Trade receivables                          $ 2,241,801      $ 3,401,519
       Retainage receivables                          608,481          361,124
       Allowance for doubtful accounts                (75,000)         (85,000)
                                                  -----------      -----------
                                                    2,775,282        3,677,643
       Less retainage receivables due
        in over one year                              153,021          153,021
                                                  -----------      -----------
                                                  $ 2,622,261      $ 3,524,622
                                                  ===========      ===========

    The Company sells clarifier components to general contractors for use in building and maintaining wastewater treatment facilities operated by government municipalities. Sales of these components under contracts generally require retainage provisions which become due upon completion of the entire contract. Retainage receivables expected to be collected after one year are included in other assets in the accompanying balance sheets.

NOTE E - INVENTORIES
                                                   January 2,        January 3,
                                                      1999             1998
                                                   -----------     ------------
       Raw materials                               $  327,412      $    320,826
       Work-in-process                                362,255           356,763
       Finished goods                                 469,878           466,613
                                                   ----------      ------------
                                                   $1,159,545      $  1,144,202
                                                   ==========      ============

    Had the FIFO method of valuing inventory been used, the value of inventories would not have been significantly different as of January 2, 1999, and January 3, 1998.

NOTE F - PROPERTY, PLANT AND EQUIPMENT

                                       Estimated        January 2,    January 3,
                                      useful lives         1999          1998
                                      -------------    -----------   -----------
    Land                                 -             $    56,000   $    56,000
    Buildings and improvements        10 - 15 years        976,155       968,826
    Machinery and equipment            3 -  7 years        860,612       690,935
                                                       -----------   -----------
                                                         1,892,767     1,715,761
      Less accumulated depreciation                        703,944       483,599
                                                       -----------   -----------
                                                       $ 1,188,823   $ 1,232,162
                                                       ===========   ===========


    Depreciation expense was $220,345 and $199,668 for the fiscal years ended January 2, 1999, and January 3, 1998, respectively.

    Machinery and equipment as of January 2, 1999, and January 3, 1998, includes $448,236 and $299,816, respectively, of equipment under capital leases, with accumulated depreciation of $192,731 and $108,576, respectively.

                 ConMat Technologies, Inc., Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998



NOTE G - OTHER ASSETS
                                                       January 2,     January 3,
                                                          1999           1998
                                                      -----------    -----------
     Retainage receivables due in over one year       $   153,021    $   153,021
     Deferred financing, net                              152,773         78,749
     Patents, net                                          80,334         54,668
                                                      -----------    -----------
                                                      $   386,128    $   286,438
                                                      ===========    ===========

NOTE H - LINES OF CREDIT AND LONG-TERM DEBT

    On September 30, 1998, Polychem entered into a three year loan and security agreement (the Agreement) with a commercial lender which provided to Polychem a revolving credit line up to $3,500,000 based upon eligible accounts receivable and inventory, as defined. The revolving credit line bears interest at the index rate, based on the rate for 30-day dealer paper, plus 4.75% (9.65% at January 2, 1999). The Agreement also provided for a term loan for $1,500,000, secured by real estate and equipment, with interest at the index rate plus 6.5% (11.4% at January 2, 1999). At January 2, 1999, the Company was not in compliance with certain financial covenants contained in the Agreement with respect to $2,798,632 of obligations. These instances of noncompliance were waived by the commercial lender.

    At January 2, 1999, there was approximately $286,000 available for advances under the revolving line of credit.

                                                                                         January 2,        January 3,
                                                                                            1999              1998
                                                                                       ------------      ------------
     Polychem term note payable to the Budd Company, interest at 8%, principal payable in quarterly installments of $81,305, commencing March 1998
        through March 2003                                                             $ 1,301,035       $ 1,626,093

     Polychem note payable, interest at index rate plus 6.5% (11.4% at January
        2, 1999), payable in 36 monthly installments of $25,000 plus interest,
        with a final payment in September 2001                                           1,400,000                 -

     Polychem note payable to bank, interest at the bank's prime rate plus
        1.5% (10% at January 3, 1998), payable in 18 monthly installments of
        $21,155 and 41 monthly installments of $29,617 plus interest, with a
        final payment in March 2000                                                              -           952,164
                                                                                       -----------       -----------
                                                                                         2,701,035         2,578,257
     Less current portion                                                                  625,260           680,660
                                                                                       -----------       -----------
                                                                                       $ 2,075,775       $ 1,897,597
                                                                                       ===========       ===========

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998



NOTE H - LONG-TERM DEBT - Continued

    The carrying amount of the Company's long-term debt approximates market value as of January 2, 1999, and January 3, 1998.

    Interest expense of $414,123 and $266,831 on the term notes was charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively.

NOTE I - CAPITALIZED LEASE OBLIGATIONS

    The Company leases certain equipment under capital leases. The weighted average interest rate was 9.96% and 14.2% for the years ended January 2, 1999, and January 3, 1998, respectively. Interest expense of $23,184 and $24,553 on the capitalized lease obligations was charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively. Future minimum lease payments as of January 2, 1999, are as follows:

       1999                                                       $  122,958
       2000                                                           88,168
       2001                                                           44,356
       2002                                                           25,439
       2003                                                           10,600
                                                                  ----------
    Total minimum lease payments                                     291,521
    Less amounts representing interest                                36,016
                                                                  ----------
    Present value of future minimum lease payments                   255,505
    Less current portion                                             103,744
                                                                  ----------
                                                                  $  151,761
                                                                  ==========

NOTE J - EMPLOYEE BENEFIT PLANS

    1. Defined Contribution Plans

    Management and nonunion employees of Polychem participate in a qualified 401(k) savings plan. Participants can contribute a portion of their pretax compensation, and Polychem matches 50% of the first 4% of compensation contributed by the employee. Contributions to the plan for the years ended January 2, 1999, and January 3, 1998, were $29,093 and $30,270, respectively. Participants vest in Polychem's contributions pro rata over two to five years. At the direction of the Board of Directors, Polychem may elect to contribute a maximum of 9% of each employee's compensation, in addition to the regular match, if sufficient profits are generated. Discretionary contributions were $-0- and $93,964 for the years ended January 2, 1999, and January 3, 1998, respectively.


                                   (Continued)

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE J - EMPLOYEE BENEFIT PLANS - Continued

    2. Defined Benefit Pension Plan

    Polychem maintains a non-contributory defined benefit pension plan for hourly union employees. The pension benefits are based on years of service and the benefit rate in effect at the date of retirement.

    The plan status was as follows:
                                                       January 2,    January 3,
                                                          1999          1998
                                                      -----------   ------------
      Change in benefit obligation
          Benefit obligation at beginning of year     $ 2,213,711   $ 2,146,767
          Service cost                                     31,139        28,445
          Interest cost                                   148,996       155,221
          Actual gain                                     120,755       102,831
          Benefits paid                                  (185,822)     (219,553)
                                                      -----------   -----------
          Benefits obligation at end of year            2,328,779     2,213,711
      Change in plan assets
        Fair value of plan assets at beginning
         of year                                        2,157,972     1,907,362
          Actual return on plan assets                    316,663       470,163
          Employer contribution                                 -             -
          Benefits paid                                  (185,822)     (219,553)
                                                      -----------   -----------
          Fair value of plan assets at end of year      2,288,813     2,157,972
          Funded status                                    39,966        55,739
          Unrecognized net actuarial gain                 233,319       221,635
          Unrecognized prior service cost                 (55,872)      (61,393)
                                                      -----------   -----------
          Prepaid (accrued) benefit cost              $   217,413   $   215,981
                                                      ===========   ===========
        Weighted average assumptions as of
         December 31
          Discount rate                                      6.75%         7.00%
          Expected return on plan assets                     9.00%         9.00%

        Components of net periodic benefit cost
          Service cost                                $   (31,139)   $  (28,445)
          Interest cost                                  (148,996)     (155,221)
          Expected return on plan assets                  316,663       470,163
          Amortization of prior service cost               (5,521)       (5,521)
          Recognized net actuarial loss                  (132,439)     (308,375)
                                                      -----------    ----------
          Net periodic benefit cost                   $    (1,432)   $  (27,399)
                                                      ===========    ==========
                                   (Continued)

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE J - EMPLOYEE BENEFIT PLANS - Continued

    3. Postretirement Life Insurance Benefits

    Polychem provides postretirement life insurance benefits to all union employees. The life insurance plan provides coverage ranging from $3,000 to $6,000 for qualifying retired employees. A discount rate of 7% was used in determining the actuarial present value of the obligations as of January 2, 1999, and January 3, 1998. The unfunded accumulated postretirement benefit obligation as of January 2, 1999, and January 3, 1998, was $20,000 and $25,782, respectively, and the net periodic postretirement benefit cost for the years ended January 2, 1999, and January 3, 1998, was immaterial.

NOTE K - INCOME TAXES

    The components of income tax expense are as follows:
                                                   January 2,        January 3,
                                                      1999              1998
                                                   ----------        ----------
     Current
         Federal                                   $       -         $        -
         State                                             -              7,240
                                                   ---------         ----------
                                                           -              7,240
                                                   ---------         ----------
     Deferred
         Federal                                           -             56,333
         State                                             -                  -
                                                   ---------         ----------
                                                                         56,333
                                                                     ----------
                                                   $       -         $   63,573
                                                   =========         ==========

    The reconciliation of the statutory federal rate to the Company's effective income tax rate is as follows:

                                                   January 2,        January 3,
                                                      1999              1998
                                                   ----------        ----------
    Statutory tax (benefit) provision              $(195,395)        $     (116)
    State income tax provision, net of federal
     tax benefit                                           -              4,778
    Increase (decrease) in valuation allowance       189,492             46,944
    Nondeductible expense                              4,027              5,841
    Other                                              1,876              6,126
                                                   ---------         ----------
                                                   $       -         $   63,573
                                                   =========         ==========

    Under SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates.

                                   (Continued)

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998




NOTE K - INCOME TAXES - Continued

    The tax effect of temporary differences that give rise to deferred income taxes is as follows:

                                                    January 2,       January 3,
                                                       1999             1998
                                                   -----------     ------------
    Deferred tax assets
       Accruals and reserves                       $   25,500      $   28,900
       Inventory                                       62,906          49,498
       Net operating loss carryforwards               166,406             -
       Valuation allowance on deferred tax asset     (236,436)        (46,944)
       Other                                           60,117          47,039
                                                   ----------      ----------
                                                   $   78,493      $   78,493
                                                   ==========      ==========

NOTE L - COMMITMENTS AND CONTINGENCIES

    1.  Operating Leases

    The Company leases certain facilities and equipment under noncancellable operating leases that expire through May 2001. Rent expense of $31,148 and $30,458 has been charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively. Minimum future rental payments under leases as of January 2, 1999, are as follows:

        1999                              $  27,204
        2000                                 16,695
        2001                                    490
                                          ---------
                                          $  44,389
                                          =========
    2.  Litigation

    ConMat is currently a defendant in a Pennsylvania state court action filed on January 28, 1999. The plaintiff maintains that Eastwind, his former employer, breached the terms of his severance agreement, and that the sale of Polychem to ConMat was part of a conspiracy to avoid payments to him and has violated Pennsylvania's Uniform Fraudulent Act. Among the other named defendants is the Chairman and Chief Executive Officer of ConMat who was the former Chief Executive Officer of Eastwind.

    Initially, the plaintiff sought a temporary restraining order and preliminary injunction seeking to set aside the sale of Polychem to ConMat. However, by Order dated February 19, 1999, the Court denied plaintiffs' request for injunctive relief. ConMat subsequently filed preliminary objections to the complaint seeking to have itself dismissed as a party to the action. Currently, the parties are preparing briefs relating to ConMat's preliminary objections and a decision by the Court is not expected until July 1999 at the earliest.

                                   (Continued)

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998




NOTE L - COMMITMENTS AND CONTINGENCIES - Continued

    From time to time, ConMat and its subsidiary are parties to routine litigation which arises in the normal course of business. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

NOTE M - EMPLOYMENT AGREEMENTS

    In conjunction with the Acquisition, ConMat entered into an Employment Agreement with ConMat's Chief Executive Officer and Chairman of the Board of Directors. Under the agreement, he will be paid an annual base salary ranging from $170,000 to $250,000, depending on ConMat's annual net income. As additional incentive compensation, upon executing the Employment Agreement, he received (i) 250,000 shares of common stock for an aggregate purchase price of $50,000, paid by delivery of a two-year promissory note at 5% interest; and (ii) 250,000 options to purchase shares of common stock at an exercise price of $3.00 per share (the Stock Option Award). 50,000 of the options are exercisable following registration of the underlying shares of common stock. 100,000 of the options are exercisable following registration of the underlying common stock if ConMat realizes $750,000 in pre-tax income during a fiscal year. The remaining 100,000 options are exercisable following registration of the underlying shares of common stock if ConMat realizes $1,000,000 in pre-tax income during a fiscal year. All of the options expire ten years from the grant date and are immediately exercisable upon a merger, sale of assets, or other transaction resulting in a change of control in which the holders of shares of common stock receive not less than $5.00 per share.

    The Stock Option Award is accounted for under Accounting Principles Board
    (APB) Opinion No. 25 and related interpretations. Had compensation cost for the options been determined based on the fair value of the options on the grant date consistent with the method of SFAS No. 123, Accounting for Stock Based Compensation, the Company's net loss per share for the fiscal year ended January 2, 1999, would not be materially different from the amount reported.

NOTE N - INDUSTRY SEGMENT AND FOREIGN SALES INFORMATION

    Management has determined that it operates in one industry segment (see note A).

    For the year ended January 2, 1999, Polychem's sales to foreign customers were approximately $2,826,505, or 31.2% of consolidated net sales, and consist of sales to customers in Asia (15.2%), Europe (11.0%), and North America (5.0%). Receivables from these customers were approximately $339,096 as of January 2, 1999.

    For the year ended January 3, 1998, Polychem's sales to foreign customers were approximately $2,722,000, or 22.4% of consolidated net sales, and consist of sales to customers in Asia (3.6%), Europe (10.7%), and North America (8.1%).

                                    PART III


                               Index to Exhibits.

    Exhibit
    Number                                                Description
    -------                                               ------------
    2.1                                  Articles of Incorporation of ConMat Technologies, Inc., as amended.

    2.2                                  By-laws of ConMat Technologies, Inc.

    3.1                                  Specimen common stock certificate.

    3.2                                  Specimen Series A preferred stock certificate.

    3.3                                  Specimen Series B preferred stock certificate.

    3.4                                  Series A Warrant No. 1 from ConMat to Mentor Special Situation Fund, L.P. dated
                                         December 8, 1998.

    3.5                                  Series B Warrant No. 1 from ConMat to Mentor Management Company dated
                                         December 8, 1998

    3.6                                  Option Agreement between ConMat and Paul A. DeJuliis dated December 8, 1998.

   10.1                                  Employment Agreement between ConMat and Paul A. DeJuliis dated December 8,
                                         1998.

   10.2                                  Loan and Security Agreement between Polychem and General Electric Capital
                                         Corporation dated September 30, 1998.

   10.3                                  $3,500,000 Revolving Credit Note payable by Polychem to General Electric Capital
                                         Corporation dated September 30, 1998.

   10.4                                  $1,500,000 Term Note payable to Polychem to General Electric Capital Corporation dated September 30, 1998.

   10.5                                  Stock Pledge Agreement between ConMat and General Electric Capital Corporation dated December 8, 1998.

   10.6                                  Guarantee dated December 8, 1998 between ConMat and General Electric Capital
                                         Corporation.

   10.7                                  Waiver and Amendment Agreement among General Electric Capital Corporation,
                                         ConMat, Polychem and Eastwind.

     27                                  Financial Data Schedule



                                      III-1

                                    SIGNATURE

    In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ConMat Technologies, Inc.


    Date:                            By: _____________________________________
                                           Paul A. DeJuliis
                                           Chief Executive Officer and
                                           Chairman of the Board of Directors







                                      III-2